SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877 22nd Floor
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Porpiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By  letter dated October 25, 2019, the company informs that it has transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on COTO Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires.

Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at USD 4.5 million: USD 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

In a 30 months period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartmentbuilding.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 25, 2019